UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

CLINICAL DATA, INC.
(Name of Subject Company)
CLINICAL DATA, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
Laurus Warrant Exercisable for Shares of Common Stock
2005 Warrants Exercisable for Shares of Common Stock
2006 Warrants Exercisable for Shares of Common Stock
2008 Warrants Exercisable for Shares of Common Stock
2009 Warrants Exercisable for Shares of Common Stock
Clinical Data Notes Convertible into Shares of Common Stock
(Title of Class of Securities)
Common Stock, $0.01 par value per share — 18725U109
Laurus Warrant Exercisable for Shares of Common Stock — Not Applicable
2005 Warrants Exercisable for Shares of Common Stock — Not Applicable
2006 Warrants Exercisable for Shares of Common Stock — Not Applicable
2008 Warrants Exercisable for Shares of Common Stock — Not Applicable
2009 Warrants Exercisable for Shares of Common Stock — Not Applicable
Clinical Data Notes Convertible into Shares of Common Stock — Not Applicable
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300
     ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Clinical Data, Inc., a Delaware corporation (“Clinical Data”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2011, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Clinical Data with the SEC on March 18, 2011 (as amended, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase (i) the common stock, $0.01 par value per share, of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd., (iii) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein, (iv) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein, (v) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein, (vi) all of the warrants with an exercise price of $8.12 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, (vii) all of the warrants with an exercise price of $9.744 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, and (viii) all of the convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000. Purchaser is a wholly-owned subsidiary of FL Holding CV, a Netherlands limited partnership (“Parent”), and Parent is an indirect wholly-owned subsidiary of Forest Laboratories, Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2011, and is subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011, and in the related Letters of Transmittal, each of which may be amended or supplemented from time to time.
Item 2. Identity and Background of Filing Person.
     The third paragraph of the subsection in Item 2 of the Schedule 14D-9 entitled Tender Offer is hereby deleted in its entirety and replaced with the following:
     “The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step Merger if the stockholders of Clinical Data have adopted the Merger Agreement at a meeting of stockholders (the “One-Step Merger”). On March 8, 2011, Clinical Data filed a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement and the Merger will be consummated either through the Offer followed by a Merger or directly through a One-Step Merger depending on whether the Offer or the One-Step Merger can be consummated first. If the Offer is consummated prior to the date of the special meeting to adopt the Merger Agreement, then the special meeting will not be held. Forest is not expected to extend the Offer beyond the date on which the special meeting is scheduled. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The last paragraph of Item 3 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:
     “The Merger Agreement and Support Agreement have been filed as exhibits to the Offer to Purchase filed by Purchaser with the SEC on March 8, 2011 and are incorporated herein by reference. The summary of the Merger Agreement and Support Agreement contained in the Offer to Purchase is incorporated herein by reference and is intended to provide information about the terms of the Offer. The terms and information in the Merger Agreement and Support Agreement should not be relied on as disclosures about Clinical Data or Forest without consideration to the entirety of public disclosure by Clinical Data and Forest as set forth in all of their respective public reports with the SEC. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.”
Item 4. The Solicitation or Recommendation.
     The ninth paragraph of the subsection of Item 4 of the Schedule 14D-9 entitled Background of Offer and Merger is hereby deleted in its entirety and replaced with the following:
     “On January 28, 2011, Clinical Data’s board of directors held a special meeting with management and representatives of J.P. Morgan. During the meeting, Mr. Kirk reviewed the preliminary inquiries concerning a potential strategic transaction received by Clinical Data following the announcement of the approval of Viibryd. Representatives of J.P. Morgan then reviewed the proposed process for reviewing potential proposals, including updated information to be sent to the eight pharmaceutical companies already committed to confidentiality agreements who had requested updated information from Clinical Data, the proposed process letters to be sent to interested parties and the proposed bid deadline. Clinical Data’s board of directors discussed strategic alternatives and approved proceeding with the proposed process. To facilitate an efficient process, Clinical Data’s board of directors also established a transaction committee, comprised of Larry D. Horner, Randal J. Kirk and Scott L. Tarriff. The members of the committee were selected based on past experience in mergers and acquisition processes with pharmaceutical companies and experience on Clinical Data’s board of directors. Clinical Data’s board of directors delegated to the transaction committee authority to identify, consider and evaluate proposals involving a change of control of Clinical Data, engage in negotiations of proposals, take action with respect to proposals and determine whether such proposals are in the best interest of Clinical Data and its stockholders. Clinical Data’s board of directors reserved for itself the authority to approve any specific transaction.”
     The twenty-third paragraph of the subsection of Item 4 of the Schedule 14D-9 entitled Background of Offer and Merger is hereby deleted in its entirety and replaced with the following:
     “On February 18, 2011, Clinical Data’s board of directors held a special meeting to discuss the status of the process and the proposal received from Forest. Clinical Data management and representatives of J.P. Morgan and Cooley attended the meeting. Mr. Kirk gave an overview of the process, including the fact that Forest indicated it was unwilling to increase the upfront cash purchase price of $30.00 per share but that Forest was willing to consider using a contingent value right. Mr. Kirk also outlined the potential terms of a contingent value right or CVR that he had proposed through the parties’ financial advisors. The proposed CVR would have a face value of up to $12.00 per share and payment would be contingent on achievement of annual revenue growth for Viibryd through 2020. Representatives of J.P. Morgan then gave an in-depth review of the process conducted since 2009 to obtain a partnering arrangement for Viibryd or a sale of the company. The representatives of J.P. Morgan then left the meeting. Representatives of Cooley reviewed the fiduciary duties of Clinical Data’s board of directors and other legal considerations in the context of considering the proposal from Forest and other strategic alternatives. Cooley next described the general approach taken by Forest in the draft merger agreement and the primary issues in the draft agreement. Representatives of J.P. Morgan (excluding a representative of J.P. Morgan whom J.P. Morgan excluded from its fairness review process because of his ownership of less than 0.5% of Clinical Data securities) then rejoined the meeting and reviewed its final analysis of the merger consideration, and indicated that J.P. Morgan had determined that it would be able to render a fairness opinion at the $30.00 per share offer price. The board of directors then discussed valuation and strategic alternatives and agreed that Clinical Data should continue to pursue a contingent value right as a means of providing more than $30.00 per share in value to the Clinical Data stockholders.”
     The subsection of Item 4 of the Schedule 14D-9 entitled Financial Projections is hereby deleted in its entirety and replaced with the following:
“(iv) Financial Projections
     Clinical Data’s management prepares projections of its expected financial performance as a standalone company as part of its ongoing management of the business and updated the projections in February 2011 in connection with its review of strategic alternatives. These projections were provided to J.P. Morgan for its review and analysis in connection with its fairness opinion and used by the board of directors of Clinical Data in connection with its review of strategic alternatives.
     The information set forth below is included solely to give Clinical Data stockholders, warrant holders and note holders access to the financial projections that were made available to J.P. Morgan and is not included in this Schedule 14D-9 in order to influence any stockholder, warrant holder or note holder of Clinical Data to make any investment decision with respect to the Offer or Merger or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.
     The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither Clinical Data’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.
     The financial projections estimate EBIT (calculated as net revenue minus cost of goods sold (including royalties), sales and marketing, research and development, general and administrative, milestone payments pursuant to contracts and amortization expenses) and EBITDA (calculated as EBIT plus depreciation and amortization). The financial projections reflect numerous estimates and assumptions made by Clinical Data with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Clinical Data’s business, such as product pricing and reimbursement rates, product launch dates, market penetration, market exclusivity, cost and timing of receipt of regulatory approvals for Viibryd outside the United States and for other indications, including Generalized Anxiety Disorder (GAD), and regulatory approval for Stedivaze, required investments, including the cost of required post-marketing studies of Viibryd, availability of capital to fund product launches and operations until Clinical Data is cash flow positive and levels of operating expenses, all of which are difficult to predict and many of which are beyond Clinical Data’s control. The projections include certain expenses that are not payable in cash including stock based compensation expense and accretion of the discount on Clinical Data’s outstanding convertible notes. These financial projections were risk-adjusted based on management’s assessment of the probability of achieving the projections. For this purpose, management assumed an 85% probability of success for Viibryd receiving FDA approval in the United States for the treatment of GAD and a 72% probability of success for Stedivaze receiving FDA approval. The projections assume commercial launch of Viibryd for the treatment of MDD outside of the United States in 2014 and assume 100% probability of success in obtaining required regulatory approvals for ex United States sales. The financial projections were also weighted based on management’s assessment of the probability of retaining product exclusivity for Viibryd. For this purpose, management assumed a 20% probability of retaining exclusivity until 2020 and an 80% probability of retaining exclusivity until 2022 based on management’s assessment of the relevant composition of matter patents and other relevant patents, laws on exclusivity of certain pharmaceutical drugs and management’s assessment of litigation risks impacting exclusivity periods. The lifespan of each of Viibryd and Stedivaze were projected based on the last patent expiration date for each of these products. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Clinical Data’s performance and ability to achieve project revenue and operating results over the applicable period, risks relating to market penetration and pricing and reimbursement, risks relating to the exclusivity period, regulatory approvals risks for Stedivaze, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2010, and Clinical Data’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.
     The inclusion of the financial projections should not be regarded as an indication that Clinical Data, J.P. Morgan or anyone who received the projections then considered, or now considers, the projections to be material information of Clinical Data or a reliable prediction of future events, and this information should not be relied upon as such. Clinical Data views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. None of Clinical Data, J.P. Morgan or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).
     The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Clinical Data contained in Clinical Data’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer or Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.
     The non-generally accepted accounting principles (“non-GAAP”) projections provided to J.P. Morgan included the following projections of Clinical Data’s future financial performance:

$ in millions	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029

Viibryd MDD Revenue — US	$38	$118	$251	$392	$535	$630	$668	$708	$749	$714	$692	$729	$79	$60	$53	$0	$0	$0	$0

Viibryd MDD Revenue — RoW	0	0	0	4	14	29	46	62	74	78	83	87	93	7	6	0	0	0	0

Viibryd GAD Revenue	0	0	0	0	76	89	95	100	106	101	98	103	11	8	7	0	0	0	0

Stedivaze Revenue	0	0	0	4	32	66	143	222	277	302	323	347	372	217	41	35	29	24	0

Other Revenue	1	1	0	0	1	1	1	0	2	1	0	0	0	0	0	0	0	0	0

Total Net Revenue	$39	$119	$251	$401	$657	$815	$952	$1,092	$1,207	$1,196	$1,196	$1,267	$555	$293	$107	$35	$29	$24	$0

Growth	NA	206%	111%	60%	64%	24%	17%	15%	11%	(1)%	0%	6%	(56)%	(47)%	(63)%	(68)%	(16)%	(16)%	(100)%

COGS (incl. royalties)	6	20	43	67	106	128	141	155	168	157	159	168	40	25	10	3	2	2	0

Gross Profit	$32	$99	$208	$334	$551	$687	$811	$937	$1,039	$1,038	$1,037	$1,099	$515	$268	$97	$32	$27	$22	$0

Gross margin	83%	83%	83%	83%	84%	84%	85%	86%	86%	87%	87%	87%	93%	91%	91%	92%	92%	92%	NA

Sales and Marketing	$93	$147	$233	$258	$296	$307	$311	$322	$333	$298	$278	$254	$58	$26	$2	$0	$0	$0	$0

% of sales	240%	124%	93%	64%	45%	38%	33%	29%	28%	25%	23%	20%	10%	9%	2%	0%	0%	0%	NA

Research and Development	$33	$75	$61	$34	$23	$9	$8	$8	$8	$6	$7	$7	$2	$2	$2	$1	$1	$0	$0

% of sales	84.4%	62.9%	24.3%	8.6%	3.5%	1.2%	0.8%	0.7%	0.6%	0.5%	0.6%	0.6%	0.3%	0.6%	1.8%	3.1%	3.1%	1.5%	NA

General and Administrative	$16	$16	$17	$17	$17	$18	$18	$19	$19	$19	$19	$18	$16	$13	$11	$3	$3	$2	$0

% of sales	40.6%	13.6%	6.6%	4.2%	2.6%	2.2%	1.9%	1.7%	1.6%	1.6%	1.6%	1.5%	2.9%	4.4%	10.0%	10.0%	10.0%	10.0%	NA

Milestone payments	28	0	0	1	0	7	10	0	0	0	0	0	0	0	0	0	0	0	0

Amortization	2	2	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

EBIT	($139)	($141)	($104)	$23	$214	$347	$464	$589	$679	$715	$734	$819	$439	$227	$83	$27	$23	$20	$0

EBIT margin	NM	NM	NM	6%	33%	43%	49%	54%	56%	60%	61%	65%	79%	77%	77%	79%	79%	81%	NA

Depreciation	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Amortization	2	2	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

EBITDA	($137)	($139)	($102)	$23	$214	$347	$464	$589	$679	$715	$734	$819	$439	$227	$83	$27	$23	$20	$0

EBITDA margin	NM	NM	NM	6%	33%	43%	49%	54%	56%	60%	61%	65%	79%	77%	77%	79%	79%	81%	NA
     The foregoing projections are non-GAAP projections because of the use of EBITDA, which is a non-GAAP financial measure and the amortization and depreciation excluded in calculating EBITDA is included in the table above.
     For purposes of evaluating the proposed CVR Agreement, management of Clinical Data also prepared financial projections of revenue of Viibryd in the United States assuming Viibryd is owned by and commercially launched by Forest in 2011. Management prepared a base case, low case and high case of projected revenue, with differing assumptions on the size of Forest’s sales force, expected market penetration, growth in the size of the major depressive disorder market (“MDD”), product price increases and approval of Viibryd for other indications. Each of base case, low case and high case include higher revenue levels than the Viibryd revenue projections prepared by management that assume that Clinical Data continues to operate as a standalone company and to launch Viibryd using its own internal sales infrastructure, including a leased sales organization for the initial launch. Management believes that Forest will achieve higher sales revenue than what Clinical Data could have achieved because Forest has an existing sales infrastructure with a sales force that has significant experience in anti-depression drugs. Clinical Data would have deployed a smaller sales force for the commercial launch of Viibryd due to capital constraints and expected sales to ramp at a slower rate than what an experienced and much larger pharmaceutical company could achieve. The projections were provided to J.P. Morgan for its review and analysis in connection with its fairness opinion and used by the board of directors of Clinical Data in connection with its review of strategic alternatives. The base case, low case and high case projections were weighed 50%, 25% and 25% respectively, in calculating the present value of the CVR. As in the case of the financial projections of Clinical Data as a standalone company, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the fact that the management of Clinical Data will not control the commercial launch of Viibryd, the size of the sale force, pricing and reimbursement or other decisions that may impact the rate of product sales or market penetration.
     The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. Neither Clinical Data’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
     The inclusion of these financial projections should not be regarded as an indication that the milestones for payments under the CVR Agreement will be achieved or that Clinical Data or J.P. Morgan believes that this information is a reliable prediction of future events, and this information should not be relied upon as such.
     The non-GAAP projections provided to J.P. Morgan included the following projections set forth below.
Risk-adjusted Revenue (in millions)

	2011	2012	2013	2014	2015	2016	2017	2018

Base Case	$59	$281	$596	$936	$1,276	$1,503	$1,590	$1,687

	2011	2012	2013	2014	2015	2016	2017	2018

Low Case	$44	$209	$443	$696	$948	$1,117	$1,181	$1,253

	2011	2012	2013	2014	2015	2016	2017	2018

High Case	$72	$340	$719	$1,130	$1,539	$1,814	$1,918	$2,035
     The subsection of Item 4 of Schedule 14D-9 entitled Analysis of Merger consideration under subsection (v) Opinion of J.P. Morgan is hereby deleted in its entirety and replaced with the following:
“Analysis of Merger consideration
     J.P. Morgan conducted an analysis of the consideration to be received by the holders of Shares in the Transaction. Such consideration is equal to (i) $30.00 per share in cash without interest and subject to any tax withholding plus (ii) a contingent contractual right, pursuant to the CVR Agreement which in the aggregate could result in payments of up to $6.00 per Share in cash if certain conditions are satisfied, as described more fully in the section entitled “The Contingent Value Rights Agreement” beginning on page 31. For analytical purposes, J.P. Morgan, utilizing a discount rate of 11.0%, calculated a present value of the Contingent Consideration at approximately $3.53, $1.69 and $3.81 per share based on management’s base, low and high projections, respectively. The 11.0% discount rate utilized by J.P. Morgan to calculate the probability-weighted present value of the Contingent Consideration was based upon J.P. Morgan’s assessment of the risks associated with Forest’s commercialization of Viibryd, taking into account such factors as Forest’s experience and infrastructure with regard to Viibryd exclusively rather than to Forest’s full and diversified portfolio, as the Contingent Consideration relates to the financial performance of Viibryd alone. These projections assumed that Viibryd is owned by and commercially launched by the Purchaser in 2011. J.P. Morgan noted that the combined value of the Cash Portion and the calculated present value Contingent Consideration totaled approximately $33.14 per share (the “Estimated Offer Price Valuation”). However, there is no guarantee that the conditions triggering the payment of the Contingent Consideration will be satisfied.”
     The following is added after the first paragraph of the subsection entitled Discounted Cash Flow Analysis under Item 4 of Schedule 14D-9 under subsection (v) Opinion of J.P. Morgan:
     “J.P. Morgan, in preparing its DCF analysis, adjusted for Clinical Data’s excess cash by adding such excess cash to the present value of Clinical Data’s unlevered cash flows.”

     The second paragraph of the subsection entitled Discounted Cash Flow Analysis under Item 4 of Schedule 14D-9 under subsection (v) Opinion of J.P. Morgan is hereby deleted in its entirety and replaced with the following:
     “J.P. Morgan calculated and analyzed the unlevered free cash flows that each of these segments is expected to generate during the forecast period provided by Clinical Data management. The unlevered cash flows were then discounted to present values using a range of discount rates from 10% to 12%. This range of discount rates was based upon an analysis of the weighted average cost of capital of Clinical Data conducted by J.P. Morgan. The present value of unlevered cash flows were then adjusted for Clinical Data’s excess cash. J .P. Morgan, in preparing its DCF analysis, noted that management’s projections covered the lifespan of Clinical Data’s existing products, that Clinical Data is projected to fully utilize its NOLs, and that Clinical Data did not have any additional research and development or other projects that management projected to result in future cash flows beyond the lifespan of Clinical Data’s existing products. For these reasons, terminal value was not factored into the DCF analysis.”
     The fourth paragraph of the subsection entitled General under the Item 4 of Schedule 14D-9 under the subsection (v) Opinion of J.P. Morgan is hereby deleted in its entirety and replaced with the following:
     “J.P. Morgan acted as financial advisor to Clinical Data with respect to the proposed Transaction and will receive a fee from Clinical Data for its services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, Clinical Data has agreed to indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the date of its opinion letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Purchaser, for which it or such affiliates received customary compensation. During the two years preceding the signing of the Merger Agreement, J.P. Morgan and its commercial bank affiliates acted as an agent bank and a lender under a revolving credit facility of Forest and performed treasury and cash management services for Forest, for which J.P. Morgan and its affiliates received aggregate compensation of approximately $1.9 million. In addition, during such period, J.P. Morgan’s asset management affiliates performed asset management services for Forest, for which such affiliates received aggregate compensation of approximately $3.2 million. In addition, one of J.P. Morgan’s senior officers, who has been actively involved in J.P. Morgan’s engagement by Clinical Data in connection with the Transaction, owns less than 0.5% of the outstanding shares of the Shares and warrants of Clinical Data, which he has held for approximately five years. During the two years preceding the signing of the Merger Agreement, other than in connection with the Merger and the other events more fully described in the section entitled “Background of Offer and Merger” beginning on page 13, J.P. Morgan has not had any commercial or investment banking relationships with Clinical Data, nor has J.P. Morgan received any compensation from Clinical Data. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Clinical Data or Purchaser (or its affiliates) for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in those securities.”
Item 8. Additional Information.
     The subsection of Item 8 of the Schedule 14D-9 entitled Legal Proceedings is hereby deleted in its entirety and replaced with the following:
     “Between February 25, 2011 and March 14, 2011, seven putative class action lawsuits were filed against Clinical Data, members of the board of directors of Clinical Data, Forest, Purchaser and FL Holding CV arising out of the Merger (collectively, the “Lawsuits”).The Lawsuits generally allege that the members of the board of directors of Clinical Data breached their fiduciary duties of loyalty, care, independence, good faith and fair dealing to our stockholders by entering into the Merger Agreement because they, among other things, (i) failed to maximize stockholder value; (ii) used a process that was unfair and inadequate and tailored to better their own interests at the expense of Clinical Data’s public stockholders; (iii) failed to implement a bidding mechanism to foster a fair auction or took steps to avoid competitive bidding; (iv) agreed to preclusive deal-protection terms; and (v) failed to provide Clinical Data’s stockholders with material information regarding the Merger. The Lawsuits also allege that Forest, Purchaser and Clinical Data aided and abetted the board of directors of Clinical Data in breaching their fiduciary duties. Plaintiffs seek to stop or delay the acquisition of Clinical Data by Forest, or rescission of the Merger in the event it is consummated, and seek monetary damages in an unspecified amount to be determined at trial. One Lawsuit was filed in the Superior Court of the Commonwealth of Massachusetts, County of Middlesex (entitled Joel Kerr v. Clinical Data, Inc. et al.), another Lawsuit was filed in the United States District Court of Massachusetts (entitled Vinod Podichetty v. Clinical Data, Inc. et al.), and the other five Lawsuits were filed in the Court of Chancery of the State of Delaware. The first four Delaware Lawsuits (entitled Bradley Wojno v. Andrew Fromkin et al., Douglas Staples v. Clinical Data, Inc. et al., Alla Dorodny v. Clinical Data, Inc. et al., and Michael A. Toht v. Clinical Data, Inc. et al.) were consolidated on March 11, 2011, and that same day, plaintiffs to this consolidated action (“Delaware Consolidated Action”) filed a consolidated complaint. The fifth Delaware Lawsuit (entitled Mark Stephen Brodie v. Andrew Fromkin et al.) was filed on March 14, 2011 and was consolidated with the Delaware Consolidated Action on March 25, 2011. Plaintiffs in the Delaware Consolidated Action (“Delaware Plaintiffs”) filed a motion for expedited proceedings on March 11, which defendants opposed on March 16. The parties subsequently stipulated to a limited production of documents and two depositions (and, as a result, cancelled the scheduled hearing on the motion for expedited proceedings), as well as a briefing schedule on Delaware Plaintiffs’ anticipated motion for preliminary injunction. On March 23, Delaware Plaintiffs deposed a member of Clinical Data’s Board of Directors, and on March 24, Delaware Plaintiffs deposed a banker from J.P. Morgan, who advised Clinical Data during the merger process. On March 25, 2011, the Delaware Plaintiffs and defendants in the Delaware Consolidated Action entered into a Memorandum of Understanding (“MOU”) providing for the settlement of the Delaware Consolidated Action. The MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and, pending confirmatory discovery and approval of the court, provides for a general release by the class of Clinical Data shareholders of all claims against defendants and their affiliates in connection with the Offer and the Merger. In the MOU, the parties agreed to negotiate in good faith an appropriate Settlement Agreement, which will provide that upon approval of the settlement, the Delaware Consolidated Action shall be dismissed with prejudice. In addition, the MOU requires that Clinical Data provide additional supplemental disclosures to the Schedule 14D-9 (such disclosures being set forth above). Clinical Data believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a securityholder’s decision to tender Securities in the Offer. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations set forth in the Delaware Consolidated Action. Regarding the two actions in Massachusetts, there has been no substantive activity in those cases. We believe the allegations in the Lawsuits are entirely without merit and, as a result, have defended and will continue to defend against them vigorously.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.
By:	/s/ Andrew J. Fromkin
	Name:	Andrew J. Fromkin
	Title:	President and Chief Executive Officer

Dated: March 25, 2011